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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED AND RESTATED

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579 20 02

(Cusip Number)

Alfred M. Rankin, Jr.
5875 Landerbrook Drive
Mayfield Heights, Ohio 44124-4017
(216) 449-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629579 20 02			Page 2 of 7 Pages

1.	Name of Reporting Person: Clara L. T. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO- See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 479,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 479,371

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.6%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02			Page 3 of 7 Pages

1.	Name of Reporting Person: Alfred M. Rankin, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 36,624

		8.	Shared Voting Power: 479,371

		9.	Sole Dispositive Power: 36,624

		10.	Shared Dispositive Power: 479,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 515,995

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 31.8%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02			Page 4 of 7 Pages

1.	Name of Reporting Person: Thomas T. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 83,503

		8.	Shared Voting Power: 472,371

		9.	Sole Dispositive Power: 83,503

		10.	Shared Dispositive Power: 472,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 555,874

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 34.3%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02	13D	Page 5 of 7 Pages

     This Amendment No. 2 to Restated Schedule 13D (this “Amendment No. 2”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (the “Class B Common”) of NACCO Industries, Inc. (the “Company”) that appeared in the Amended and Restated Schedule 13D filed by the Reporting Persons on March 27, 2002 (the “Initial Filing”), as amended on October, 24, 2002 (“the Amendment No. 1”) (collectively, the “Filings”). This Amendment No. 2 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition of shares of Class B Common by certain Reporting Persons. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

Item 2. Identity and Background.

     Item 2 of the Filings is hereby amended as follows:

     (a) - (c) The ninth paragraph under the heading “Item 2. Identity and Background” which appears in the Filings reporting information with respect to the Partnership is hereby deleted and replaced in its entirety as follows:

     Thomas T. Rankin. Mr. Rankin’s business address is 5204 Patterson Ave., Richmond, Virginia 23226. He is the owner of Cross-Country Marketing, a food brokerage business.

Item 5. Interest in Securities of the Issuer.

     (a) - (b) The fifth paragraph under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings reporting the beneficial ownership of Class B Common by Clara L. T. Rankin, is hereby deleted and replaced in its entirety as follows:

     Clara L. T. Rankin. Mrs. Rankin, as primary beneficiary of the Clara Rankin Trust and the Clara Rankin Annuity Trust, both of which are Limited Partners, shares the power to dispose of 472,371 shares of Class B Common held by the Partnership with the General Partners and the other Limited Partners. In addition, Mrs. Rankin shares the power to vote and dispose of 7,000 shares of Class B Common. Collectively, the 479,371 shares of Class B Common with respect to which Mrs. Rankin shares the power to dispose constitute approximately 29.6% of the outstanding Class B Common as of December 31, 2003.

     The sixth paragraph under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings reporting the beneficial ownership of Class B Common by Alfred M. Rankin, Jr., is hereby deleted and replaced in its entirety as follows:

     Alfred M. Rankin, Jr. Mr. Rankin (a) as trustee and primary beneficiary of the Alfred Rankin Trust, which is a General Partner, shares the power to vote 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners, (b) as a trustee and primary beneficiary of a General Partner and a Limited Partner, shares the power to dispose of 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and other Limited Partners, (c) as trustee of the Alfred Rankin Trust has the sole power to vote and dispose of 36,624 shares of Class B Common, and (d) as trustee of the Clara Rankin Trust,

CUSIP No. 629579 20 02	13D	Page 6 of 7 Pages

shares the power to vote and dispose of 7,000 shares of Class B Common. Together, these 515,995 shares constitute approximately 31.8% of the outstanding Class B Common as of December 31, 2003.

Remainder of page is intentionally left blank.  Signatures begin on the next page.

CUSIP No. 629579 20 02	13D	Page 7 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

Name: Rankin Associates I, L.P.

By:	Main Trust of Alfred M. Rankin created under the Agreement dated as of September 28, 2000, as supplemented, amended and restated, one of its General Partners

	By:	/s/ Alfred M. Rankin, Jr.

Alfred M. Rankin, Jr., as Trustee

REPORTING INDIVIDUALS

By:	/s/ Alfred M. Rankin, Jr.

Alfred M. Rankin, Jr., on behalf of himself, as Trustee of Clara T. Rankin’s Qualified Annuity Interest Trust 2004 B, and as:

Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 6 of the Initial Filing.